SANDSTORM GOLD ANNOUNCES 2016 SECOND QUARTER RESULTS

Vancouver, British Columbia — August 3, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2016 (all figures in U.S. dollars).

— SECOND quarter Highlights

•	Attributable gold equivalent ounces sold[1] of 12,517 ounces (Q2 2015 – 12,901 ounces);
•	Revenue of $15.7 million (Q2 2015 - $15.4 million);
•	Average cash cost per attributable gold equivalent ounce of $261 resulting in cash operating margins[1] of $994 per ounce (Q2 2015 - $304 per ounce and $892 per ounce respectively);
•	Operating cash flow of $8.9 million (Q2 2015 – $9.5 million);
•	Net income of $5.2 million (Q2 2015 – $13.4 million loss);
•	The Company amended its revolving credit facility, extending the term to four years (maturing in July 2020). The revolving credit facility allows the Company to borrow up to $110 million for acquisition purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce; and
•	Subsequent to quarter end, Sandstorm completed an equity financing for aggregate gross proceeds of $57.5 million. Upon closing of the financing, the majority of the net proceeds were used to reduce the balance of the Company’s revolving credit facility. As a result, the Company currently has no bank debt and the entire $110 million revolving credit facility remains available for acquisition purposes.

Sandstorm’s President & CEO Nolan Watson remarked, “During the first half of 2016, Sandstorm has added 55 royalties to the Company’s asset base, and has generated $18.4 million in net income and $18.6 million in cash flow from operations. We have used the operating cash flow and the proceeds from our recent equity raise to pay our debt down to zero and we now have over $110 million in available capital to pursue acquisitions. There are a wide range of deals that we are working on presently, from small deals on exploration stage assets to large transactions on cash flowing mines.”

— outlook

Based on the Company’s existing gold streams and royalties, attributable gold equivalent production for 2016 is forecasted to be between 43,000 – 50,000 ounces. The Company is forecasting attributable gold equivalent production of approximately 65,000 ounces per annum by 2020.

— Financial Results

Precious metals and diamonds accounted for 88% of the revenue generated during the second quarter with the remainder coming from base metals. Revenue ($15.7 million) was slightly higher when compared to the second quarter of 2015, due to a 5% increase in the average realized selling price of gold, partially offset by a 3% decrease in the number of attributable gold equivalent ounces sold.

Cash flow from operations of $8.9 million was lower and net income of $5.2 million was higher when compared to the same period in 2015. The factors contributing to the changes included a $6.0 million gain on the revaluation of the Company’s investments, a $3.0 million decrease in depletion expense, a $1.3 million increase in interest expense, as well as certain items recognized during the second quarter of 2015 that did not recur in 2016.

— STREAMS & ROYALTIES: Q2 Updates

The Company’s revenue was generated by 19 producing assets during the second quarter of 2016. Of the gold equivalent ounces delivered to Sandstorm, 77% were from operations run by major and mid-tier mining companies. Approximately 40% of the ounces were produced at mines located in Canada, 34% from the rest of North America and 26% from South America and other countries.

	Three months ended June 30, 2016
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$ 6.29	5,055
North America ex Canada	$ 5.34	4,203
South America & Other	$ 4.07	3,259
Total	$ 15.71	12,517

Canada

Gold equivalent ounces attributable to Canadian mines made up 40% of the Company’s total ounces in Q2 2016 and was 18% lower when compared to the second quarter of 2015. The decline was due to timing of shipments that affected gold ounces sold from the Ming Mine in Newfoundland, the Bachelor Lake mine in Quebec and the Black Fox mine in Ontario (“Black Fox”). Specifically, 1,400 gold ounces were received as at June 30, 2016 but were sold subsequent to quarter end.

Primero Mining Inc. (“Primero”) operates Black Fox and has focused its recent exploration efforts at the Froome zone target. The Froome zone is located approximately 800 metres west of Black Fox and Primero has delineated long intervals with significant gold mineralization at the target. Primero is evaluating the deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017.

North America ex Canada

Gold equivalent ounces from the rest of North America (excluding Canada) increased by 26% compared to 2015 and accounted for 34% of the ounces sold during the second quarter. One of the factors driving the increase was an 11% rise in gold ounces sold from the Santa Elena mine in Mexico (“Santa Elena”) operated by First Majestic Silver Corp. (“First Majestic”).

First Majestic is continuing the development of the new San Salvador ramp at Santa Elena. This new ramp is scheduled to connect to the Main Vein area by the end of 2016. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase underground production capacity.

South America & Other

Attributable gold equivalent ounces from South America and the rest of the world was consistent with the ounces sold during Q2 2015, and made up approximately 26% of Sandstorm’s total gold equivalent production during the quarter. The addition of copper and silver from the streams on Yamana Gold Inc.’s Chapada and Minera Florida mines (“Yamana Streams”) during the quarter more than offset the loss of gold ounces due to the temporary closure of the Aurizona mine in Brazil.

Metal deliveries under the Yamana Streams are subject to monthly maximums and therefore prone to significant volatility with respect to the timing of shipments. Contractually, there is an annual true-up mechanism which takes into account the timing and shipment of these monthly deliveries. The Company is currently anticipating a true-up for these timing differences.

— Webcast and Conference Call Details

A conference call will be held on Thursday, August 4, 2016 starting at 8:00am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: 416-764-8609

North American Toll-Free: 888-390-0605
Conference ID: 68945360
Webcast URL: http://ow.ly/1gB9302FIWx

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the second quarter will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 131 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1178